[redacted]

SECU ISSION

09057804

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66095

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2008 (MM/DD/YY) AND ENDING 12-31-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MMA Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1110 North Main Street
(No. and Street)

Goshen (City) Indiana (State) 46528 (Zip Code)

PROCESSED
MAR 12 2009
THOMSON REUTERS

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kerri D. Lyle 574.533.9511
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

200 E. Main Street, Suite 700 (Address) Fort Wayne (City) Indiana (State) 46802 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 18 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

SEC Mail Processing Section
FEB 18 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BEST AVAILABLE COPY "Confidential"

MMA Securities, Inc.

Independent Accountants' Report and Financial Statement

December 31, 2008

BKD LLP
CPAs & Advisors

MMA Securities, Inc.

December 31, 2008

Contents

BKD LLP
CPAs & Advisors

200 E. Main Street, Suite 700
Fort Wayne, IN 46802-1900
260.460.4000 Fax 260.426.2235 www.bkd.com

Independent Accountants' Report

Board of Directors
MMA Securities, Inc.
Goshen, Indiana

We have audited the accompanying statement of financial condition of MMA Securities, Inc. as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MMA Securities, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Fort Wayne, Indiana
January 28, 2009

MMA Securities, Inc.

Statement of Financial Condition
December 31, 2008

Assets

Cash	$	135,046
Accounts receivable		11,657
Accounts receivable from affiliates		13,499
Prepaid expenses		295
Total assets	$	160,497

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable	$	1,580
Accounts payable to affiliates		112,377
Total liabilities		113,957
Stockholder's Equity		
Common stock, no par value		
100,000 shares authorized,		
150 shares issued and outstanding		150,000
Accumulated deficit		(103,460)
Total stockholder's equity		46,540
Total liabilities and stockholder's equity	$	160,497

MMA Securities, Inc.

Notes to Financial Statement
December 31, 2008

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

MMA Securities, Inc. (Company), a wholly owned subsidiary of Mennonite Mutual Aid, Inc. (MMA), operates as a revenue-sharing broker dealer in order to receive gross dealer (wholesale) concessions directly from ProEquities, Inc. (an unrelated broker dealer) and load retention fees from MMA Praxis Mutual Funds.

Use of Estimates

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash

The financial institution holding the Company's cash accounts is participating in the FDIC's Transaction Account Guarantee Program. Under that program, through December 31, 2009, all noninterest-bearing transaction accounts are fully guaranteed by the FDIC for the entire amount in the account.

Accounts Receivable

Accounts receivable consist mainly of commissions earned in December from ProEquities, Inc. Accounts receivable are generally received within 30 days of the time earned. The Company believes all outstanding amounts are fully collectible and has, therefore, not established an allowance for doubtful accounts.

Income Taxes

The Company files consolidated federal and state income tax returns with MMA. The Company pays to MMA, or is reimbursed by MMA, based on the amount of taxes or benefits determined as if the Company filed separate returns, as computed on a regular tax basis. There are currently no differences between the financial statement and tax bases of assets and liabilities.

In accordance with Financial Accounting Standards Board (FASB) Staff Position No. FIN 48-3, the Company has elected to defer the effective date of FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*, until its year ending December 31, 2009. The Company has continued to account for any uncertain tax positions in accordance with literature that was authoritative immediately prior to the effective date of FIN 48, such as FASB Statement No. 109, *Accounting for Income Taxes*, and FASB Statement No. 5, *Accounting for Contingencies*.

Note 2: Transactions With Affiliates

The Company is a member of an affiliated group of organizations served by MMA InSource, LLC and MMA, who provide administrative, management and equipment services based on an allocation of costs incurred. The building facilities are provided by Mennonite Church Buildings, Inc., a member of the affiliated group. Rent is based on space usage.

The Company has an agreement with MMA ComSource, LLC (ComSource) and Menno Insurance Service, Inc. (MIS), both of which are affiliates, whereby ComSource and MIS provide distribution and sales services for licensed registered representatives for the purposes of selling securities offered through ProEquities, Inc.

Note 3: Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $30,225 which exceeded the minimum required amount by $22,628, and the Company's ratio of aggregate indebtedness to net capital was 3.77 to 1.

Note 4: Subsequent Event

As of December 31, 2008, the Company was a wholly owned subsidiary of MMA. Effective January 1, 2009, MMA and various related organizations under common control and management restructured in order to organize all taxable corporations under a single holding company. Through this restructuring, the Company became a wholly owned subsidiary of MMA Holdings, Inc. (MMAH) which is a wholly owned subsidiary of Mennonite Mutual Aid Association. As part of this restructuring, the Company entered into a new tax-sharing agreement with MMAH and various other subsidiaries of MMAH. The restructuring had no significant effect on the operations of the Company.

END